Filed by Einride AB

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Legato Merger Corp. III

Commission File No.: 001-41945

Set forth below is a press release issued by Einride AB on March 24, 2026.

Einride Secures Fifth NHTSA Approval to Operate Autonomous Vehicles on U.S. Roads

STOCKHOLM, SWEDEN & AUSTIN, TX – March 24, 2026 – Einride AB (“Einride” or the “Company”), a technology company driving the transition to cost-efficient electric and autonomous freight operations for some of the world's largest shippers, has received approval from the National Highway Traffic Safety Administration (NHTSA) to operate its autonomous truck in Austin, Texas. This approval follows similar road approvals for deployments in Arizona, Colorado, South Carolina, and Tennessee, as the Company scales its U.S. operations.

Einride demonstrated its proprietary autonomous freight technology and cab-less electric SAE Level 4, fully autonomous truck in Austin, Texas, on March 19th for an audience that included analysts, investors and the media. The demonstration was held in connection with the Company's Analyst & Investor Day ahead of its previously announced proposed transaction with Legato Merger Corp. III (NYSE American: LEGT) (“Legato”) whereby the Company will become a publicly traded company. The presentation, which can be found here, elaborated on Einride's strategy for large-scale commercialization and significant growth opportunities in the U.S.

“Receiving government approval to operate our vehicles on public roads in a fifth U.S. state is a testament to the safety and maturity of our autonomous technology and is another significant milestone in our U.S. expansion,” said Roozbeh Charli, Chief Executive Officer of Einride. “ Texas will be a core hub for our American autonomous freight operations, and we will continue to strengthen our collaboration with infrastructure operators and regulators as we scale deployments across the country.”

The Analyst & Investor Day is part of Einride’s ongoing process toward a U.S. public market listing in the first half of 2026, supported by the recently announced $113 million oversubscribed capital raise in connection with the Company's proposed business combination with Legato.

With its Freight-Capacity-as-a-Service business model, Einride combines autonomous and electric trucks, AI optimization software, and charging infrastructure into one integrated solution. The Company operates one of the world’s largest electric heavy-duty fleets, serving customers in the U.S. and Europe with its electric and autonomous operations, and in the Middle East with its electric fleet. Einride’s safety framework has undergone independent audit and aligns with internationally recognized safety and cybersecurity standards.

The demonstration in Austin was part of a research and development project. Einride has established strong commercial traction, with more than 30 enterprise customers across seven countries, approximately $92 million in expected annual recurring revenue (ARR) from signed customer contracts, and over $800 million in potential long-term ARR through joint business plans with blue-chip customers.

Video can be found HERE.

About Einride

Founded in 2016, Einride is a technology company that develops and operates digital, electric and autonomous freight solutions to accelerate the transition to future proofed transportation in a cost-efficient way. Its technology platform includes AI powered planning and optimization, autonomous technologies, one of the world’s largest electric heavy-duty fleets and charging infrastructure. Einride is serving customers across North America, Europe and the Middle East.

On November 12, 2025, Einride and Legato announced they had entered into a definitive business combination agreement for a proposed business combination (the “Transaction”) that would result in Einride becoming a NYSE-listed public company. The Transaction was unanimously approved by the Boards of Directors of Legato and Einride. Completion of the Transaction is anticipated to occur in the first half of 2026 subject to customary closing conditions, including regulatory approvals.

About Legato Merger Corp. III:

Legato is a blank check company organized for the purpose of effecting a merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses or entities.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of U.S. federal securities laws including, but not limited to, statements regarding the Transaction with Legato and Einride’s expected and potential ARR, as applicable. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on current expectations and assumptions available to the Company and Legato, and, as a result, are subject to risks and uncertainties. Any such expectations and assumptions, whether or not identified in this communication, should be regarded as preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the Transaction; (2) the outcome of any legal proceedings that may be instituted against Legato, Einride, the combined company or others following the announcement of the Transaction and any definitive agreements with respect thereto; (3) the amount of redemption requests made by Legato public shareholders and the inability to complete the Transaction due to the failure to obtain approval of the shareholders of Legato, to obtain financing to complete the Transaction or to satisfy other conditions to closing; (4) risks related to the scaling of the Company’s business and the timing of expected business milestones; (5) the ability to meet stock exchange listing standards following the consummation of the Transaction; (6) the risk that the Transaction disrupts current plans and operations of the Company as a result of the announcement and consummation of the Transaction; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Transaction; (9) risks associated with changes in laws or regulations applicable to the Company’s solutions and services and the Company’s international operations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, geopolitical, business, and/or competitive factors; (11) supply shortages in the materials necessary for the production of Einride’s solutions; (12) negative perceptions or publicity of the Company; (13) risks related to working with third-party manufacturers for key components of Einride’s solutions; (14) the termination or suspension of any of Einride’s contracts or the reduction in counterparty spending; and (15) the ability of Einride or the combined company to issue equity or equity- linked securities in connection with the business combination or in the future. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the Company’s registration statement on Form F-4 to be filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), and other documents filed by the Company and/or Legato from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward- looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this communication are qualified by these cautionary statements. The Company and Legato assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except to the extent required by applicable law. Neither the Company nor Legato gives any assurance that either the Company or Legato will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by the Company or Legato or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

In connection with the Transaction, the Company intends to file a registration statement on Form F-4 with the SEC that will include a proxy statement of Legato and a prospectus of the Company. After the registration statement is declared effective, the definitive proxy statement/prospectus will be sent to all Legato shareholders as of a record date to be established for voting on the Transaction. Legato also will file other documents regarding the Transaction with the SEC. This communication does not contain all the information that should be considered concerning the Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Transaction. Before making any voting or investment decision, investors and shareholders of Legato are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Transaction as they become available because they will contain important information about the Transaction. Investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Legato through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Legato may be obtained by written request to Legato at Legato Merger Corp. III, 777 Third Avenue, 37th Floor, New York, NY 10017.

Participants in the Solicitation

Legato and the Company and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Legato’s shareholders in connection with the Transaction. Information about Legato’s directors and executive officers and their ownership of Legato’s securities is set forth in Legato’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction may be obtained by reading the proxy statement/prospectus regarding the Transaction when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication does not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Legato, Einride or the combined company resulting from the Transaction, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.

Investor & Media Contacts

Einride

Christina Zander

Head of Communications Einride

press@einride.tech

Einride@icrinc.com

Legato Merger Corp. III

Eric Rosenfeld

Chief SPAC Officer

Legato Merger Corp. III

ir@legatomerger.com

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